Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES 2015 YEAR END RESERVES

CALGARY, ALBERTA (March 16, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce its 2015 year-end reserves information. Reserves at December 31, 2015 were independently evaluated by Sproule Associates Limited (“Sproule”). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

2015 represented a transformational year for Bellatrix with the completion and commissioning of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant (the “Alder Flats Plant”) and a defined drilling program focused on the low supply cost Spirit River play which delivers industry leading returns on investment making it one of the most profitable plays in the Western Canadian Sedimentary Basin. The Company delivered a 100% success rate through the drill bit in 2015 demonstrating another strong year of consistent operational results and technical work as highlighted by the following achievements:

•	As at December 31, 2015 Proved plus Probable (“2P”) reserves were comprised of 70 million barrels of oil and natural gas liquids as well as 0.9 trillion cubic feet of natural gas, with a 32% liquids weighting on a boe basis. Total Proved (“1P”), and 2P reserves at year end 2015 decreased by 11% compared to year end 2014 given an 80% reduction in total capital expenditures made in 2015 compared to 2014, and also reflective of lower commodity price assumptions.

•	Bellatrix’s corporate decline rate forecast by Sproule for PDP reserves in 2016 is 27% (compared to Sproule’s 2015 forecast PDP decline rate of 29% at December 31, 2014) demonstrating the company’s shallowing base production profile which provides a strong foundation to support future growth.

•	Bellatrix maintained a focused capital program in 2015 adding PDP reserves at a finding, development and acquisition (“FD&A”) cost of $9.54/boe excluding gas plant capital and $12.37/boe including total capital investment. The PDP recycle ratio excluding gas plant capital was 1.2 times.

•	Bellatrix’s three year 2P and 1P FD&A costs including changes in future development capital (“FDC”) averaged $10.11/boe and $13.19/boe respectively.

•	On a 2P basis, the Company replaced 148% of total production in 2015, excluding revisions, acquisitions and divestitures. Annual production increased by 9% in 2015 to 15.1 million boe from 13.9 million boe in 2014.

•	Bellatrix’s December 31, 2015 2P net asset value (2P NPV10 before tax) is $820 million ($4.27/share) which incorporates future net revenue adjusted for year-end net debt, seismic, risk management contracts, and land value.

•	The Company has calculated the impact of applying January 1, 2015 forecast pricing to 2015 year end reserves. With no other changes to the evaluation, this results in a 2P before tax net present value (10% discount rate) of $2.2 billion, up 4% compared to Bellatrix’s 2014 year end 2P reserve value of $2.1 billion using the same price forecast.

•	The Company’s calculated 2P reserve life index improved by 8% to 14.3 years and is 10.1 years on 1P reserves.

•	Bellatrix drilled 12.4 net Sprit River wells in 2015 for a total net capital cost of $45.9 million, adding PDP reserves of 9.1 million boe equating to a simple PDP capital cost of $5.07/boe, further demonstrating the robust development costs realized in the Company’s Spirit River liquids-rich natural gas play. The Company booked 2.5 net Spirit River well locations for each net Spirit River well drilled in 2015 reflecting the Company’s 100% success rate on development drilling and demonstrating the high quality nature of the play and increased confidence in offset development drilling locations.

A conference call to discuss Bellatrix's annual financial and reserves results will be held on March 16, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 48923171#.

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2015 HIGHLIGHTS

	Twelve months ended December,
	2015	2014
Reserves (Company Interest (1), mboe)
Proved Developed Producing	63,577	74,181
Total Proved	143,845	161,448
Proved Undrilled/Total Proved	56%	54%
Total Proved and Probable	223,116	250,098
Probable/Total Proved and Probable	36%	35%

Net Present Value of Reserves (Before Tax, 10% Discount Rate)
Total Proved ($MM)	$820	$1,412
Proved and Probable ($MM)	$1,336	$2,116

Net Asset Value
Proved and Probable ($MM) (2)	$820	$1,729
Proved and Probable Net Asset Value, per basic share	$4.27	$9.01

FD&A costs
PDP, excluding deep-cut gas plant capital ($/boe)	$9.54	$17.43
PDP, including deep-cut gas plant capital ($/boe)	$12.37	$18.42
3 year average 1P, including changes in FDC ($/boe)	$13.19
3 year average 2P, including changes in FDC ($/boe)	$10.11

Selected Key Operating Statistics
Annual Average Sales Volumes (boe/d)	41,441	38,065
Q4 Average Sales Volumes (boe/d)	40,705	42,945
Operating netback ($/boe) (3)	$11.30	$22.70
Funds Flow From Operations ($MM) (4)	$109.5	$270.8
Funds Flow per basic share	$0.57	$1.48

Reserve Life Index
Proved	10.1 yrs.	10.6 yrs.
Proved and Probable	14.3 yrs.	13.3 yrs.
Recycle Ratio (3)
PDP, excluding deep-cut gas plant capital	1.2 x	1.3 x

Evaluated Future Horizontal Drilling Locations
Gross Mannville	194	185
Net Mannville	121.2	95.2
Gross Cardium	248	281
Net Cardium	182.9	206.6

(1) “Company Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding.

(2) Proved plus Probable net asset value incorporates 2P NPV10 (before tax) value and adjusts for year-end net debt, seismic, risk management contracts, and land value.

(3) Operating netback is not a recognized term under Canadian generally accepted accounting principals (“GAAP”) and is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk contracts. See “Non-GAAP Measures”.

(4) Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See “Non-GAAP Measures”.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	2

SELECT 2015 OPERATING RESULTS

CAPITAL EXPENDITURES

	Years ended December 31,
($000s)	2015	2014
Lease acquisitions and retention	5,317	16,701
Geological and geophysical	661	1,601
Drilling and completion costs	61,454	298,313
Facilities and equipment	96,358	220,773
Property transfers – cash	(8,639)	(32,921)
Capital – exploration and development (1)	155,151	504,467
Capital – corporate assets (2)	3,440	11,163
Property acquisitions	1,036	176,428
Total capital expenditures – cash	159,627	692,058
Property dispositions – cash	(15,436)	(9,809)
Total net capital expenditures – cash	144,191	682,249
Property acquisitions – non cash	-	68,616
Other – non cash (3)	8,613	20,000
Total - non – cash	8,613	88,616
Total capital expenditures – net (4)	152,804	770,865

 (1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital – corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

The $153 million capital program for the year ended December 31, 2015 was financed from funds flow from operations, property transfers and dispositions, and bank debt.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

	Years ended December 31,
($000s)	2015	2014
Cash flow from operating activities	103,075	294,828
Decommissioning costs incurred	2,725	1,743
Change in non-cash working capital	3,685	(25,818)
Funds flow from operations (1)	109,485	270,753

(1) Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See “Non-GAAP Measures”.

Bellatrix generated funds flow from operations of $109.5 million ($0.57 per basic share and diluted share) in the year ended December 31, 2015, a decrease of 60% from $270.8 million ($1.48 per basic share and $1.46 per diluted share) generated in 2014. The decrease in funds flow from operations between 2014 and 2015 was principally due to a 48% decrease in the Company’s combined commodity pricing per boe for sales volumes. This was in part offset by a net realized gain on commodity contracts in 2015 compared to a net realized loss on commodity contracts in 2014 and decreased production, transportation, general and administrative and royalty expenses related to operational efficiencies in 2015. Bellatrix’s cash flow from operating activities for the year ended December 31, 2015 decreased by 65% to $103.1 million ($0.54 per basic and diluted share) from $294.8 million ($1.61 per basic share and $1.59 per diluted share) generated during the 2014 year.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	3

2015 RESERVES

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective December 31, 2015 (the “Sproule Report”).

Highlights of Bellatrix’s December 31, 2015 reserves report include:

•	223 million boe total Company interest 2P reserves and 144 million boe total Company interest 1P reserves.

•	$1.3 billion net present value of future net revenue of 2P reserves before tax at 10% discount rate.

•	Net asset value is $4.27 per basic share outstanding based on the Sproule evaluation of 2P reserves at a 10% discount rate.

•	Bellatrix maintained a focused capital program in 2015 adding PDP reserves at an FD&A cost of $9.54/boe excluding gas plant capital and $12.37/boe including total capital investment.

•	Bellatrix’s three year 2P and 1P FD&A costs including changes in FDC averaged $10.11/boe and $13.19/boe respectively.

•	The Company’s calculated 2P reserve life index improved by 8% to 14.3 years and is 10.1 years on 1P reserves.

•	194 gross (121 net) Mannville evaluated future undrilled horizontal locations.

•	248 gross (183 net) Cardium evaluated future undrilled horizontal locations.

Company interest	2015 Reserves			2014 Reserves
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbl)	(mmcf)	(mboe)	(mboe)	%
Proved	45,288	591,343	143,845	161,448	-11%
Probable	25,230	324,242	79,270	88,650	-11%
Proved Plus Probable	70,518	915,585	223,116	250,098	-11%

May not add due to rounding.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	4

NET ASSET VALUE – PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2015, is based on the Sproule evaluation of future net revenue of the Company’s 2P reserves before tax, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000s except acre, unit and per unit amounts)
	PW 0%	PW 5%	PW 8%	PW 10%	PW 12%
Proved plus Probable Reserves (1)	2,925,861	1,904,195	1,528,049	1,336,455	1,179,289
Undeveloped Lands (2)	163,322	163,322	163,322	163,322	163,322
Value of Seismic (3)	22,100	22,100	22,100	22,100	22,100
Risk Management Contract Value (4)	15,408	15,408	15,408	15,408	15,408
Net Debt (5)	(717,645)	(717,645)	(717,645)	(717,645)	(717,645)
Net Asset Value	2,409,046	1,387,380	1,011,234	819,640	662,474

Per Basic Common Share (6)	$12.55	$7.23	$5.27	$4.27	$3.45

(1) As evaluated by Sproule as at December 31, 2015 based on forecast prices and costs before income tax.

(2) As estimated by Bellatrix as at December 31, 2015 based on 326,235 net acres of undeveloped land at an average price of $500.63 per acre.

(3) Based on 26% of $85 million replacement value based on seismic costs to buy data at an average of $1,500/km for 2D and $14,500/km2 for 3D.

(4) Risk management contracts include both commodity contracts and foreign exchange contracts. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The fair value of risk management contracts as at December 31, 2015 was a net asset of $15.4 million.

(5) The Company’s calculation of Net Debt as at December 31, 2015, includes long-term debt, Senior Unsecured notes translated into Canadian dollars using the year end Canadian/U.S. foreign exchange rate, and the net working capital deficiency (excess). The net working capital deficiency (excess) excludes the current portions of: finance lease obligation, deferred lease inducements and commodity contract liability and asset. See non-GAAP Measures.

(6) Based on 191.96 million common shares outstanding as at December 31, 2015.

NET PRESENT VALUE OF FUTURE NET REVENUE (“NPV”)

The forecast prices used in the Sproule Report were an average of the forecast prices published by Sproule, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as at January 1, 2016 (the “Consultants’ Average Forecast Prices”). It should not be assumed that the NPV estimated by Sproule represents the fair market value of Bellatrix’s reserves. Estimated future net revenues are reduced for estimated future abandonment and reclamation costs, estimated royalties payable, estimated operating costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves.

In the Sproule Report, the net total future capital over the life of the reserves associated with 1P reserves is $766 million ($590 million discounted at 10%) and $1,125 million ($851 million discounted at 10%) for 2P reserves. The change in 2015 net total future capital over the life of the reserves associated with 1P reserves is negative $97 million (negative $153 million discounted at 10%) and negative $211 million (negative $301 million discounted at 10%) for 2P reserves. Calculated changes in net future capital exclude future capital from acquired properties. Negative changes to FDC incorporate the positive capital cost reductions achieved throughout 2015 across drilling, completion, equipping and tie-in activities. Significant reductions in drill times, revised well configurations where practical, minimized lease sizes and other initiatives in addition to improved competitive pricing of services have all contributed to overall cost reductions.

SUMMARY OF NPV BEFORE INCOME TAXES (1), (2)

As at December 31, 2015	0%	5%	8%	10%	12%
Proved
Developed producing	762,093	619,225	554,174	517,575	485,489
Developed non-producing	12,122	9,825	8,765	8,159	7,620
Undeveloped	867,007	496,039	361,605	294,107	239,479
Total proved	1,641,222	1,125,089	924,544	819,842	732,558
Probable	1,284,639	779,106	603,505	516,613	446,731
Total proved plus probable	2,925,861	1,904,195	1,528,049	1,336,455	1,179,289

(1)Forecast Prices and Costs ($000s). Discounted at (%/year).

(2) May not add due to rounding.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	5

SUMMARY OF NPV AFTER INCOME TAXES (1), (2), (3)

As at December 31, 2015	0%	5%	8%	10%	12%
Proved
Developed producing	762,093	619,225	554,174	517,575	485,489
Developed non-producing	12,122	9,825	8,765	8,159	7,620
Undeveloped	867,007	496,039	361,605	294,107	239,479
Total proved	1,641,222	1,125,089	924,544	819,842	732,558
Probable	950,673	604,737	480,906	418,389	367,297
Total proved plus probable	2,591,896	1,729,826	1,405,450	1,238,231	1,099,855

(1) Forecast Prices and Costs ($000s), Discounted at (%/year).

(2) May not add due to rounding.

(3) The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity–level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.

FD&A COSTS (1)

In response to protracted commodity prices, Bellatrix curtailed capital investment and activity levels in 2015 relative to 2014. The Company achieved significant capital cost reductions in 2015 resulting in average drill, complete, equip and tie-in costs for its Spirit River program in the second half of 2015 averaging less than $4.0 million per well. The combination of curtailed capital activity levels, reduced capital costs, and decreased year end reserve values resulted in negative changes in FDC in 2015, which more than offset capital expenditure levels during the year, causing non-meaningful FD&A cost calculations across both total 1P and 2P reserve addition categories for 2015. The negative change in FDC calculations does not affect the PDP finding and development cost numbers as reported herein. Given non-meaningful 2015 calculations for 1P and 2P FD&A costs, Bellatrix has presented three year average 1P and 2P FD&A cost information.

	2015	2014	2013	2013 – 2015 Avg.
PROVED DEVELOPED PRODUCING FD&A COSTS
FD&A Costs, PDP ($/boe)
Exploration and development (2)	12.65	17.06	14.82	15.47
Acquisitions (excluding dispositions) (3)	2.87	23.81	32.08	29.33
Total (including acquisitions)	12.37	18.42	23.31	19.64
Total excluding plant capital	9.54	17.43	N/A	18.81

THREE YEAR AVERAGE FD&A COSTS (2013 – 2015)

	1P	2P
FD&A Costs excluding FDC
Exploration and development (2)	11.48	11.62
Acquisitions (excluding dispositions) (3)	13.58	8.19
Total (including acquisitions)	12.34	9.78

FD&A Costs including FDC(2)
Exploration and development	12.92	12.33
Acquisitions (excluding dispositions) (3)	13.58	8.19
Total (including acquisitions)	13.19	10.11

(1) Bellatrix provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	6

(2) The aggregate of exploration and development costs incurred in the most recent year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(3) FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for 1P and 2P working interest reserves using forecast prices and costs. The reserve life index for 2015 is calculated by dividing reserves as at the effective date of the Sproule Report, December 31, 2015, by 2016 forecasted average production of 42,562 boe/d for 2P reserves and 38,837 boe/d for 1P reserves, as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2015	2014	2013	2012	2011
Proved	10.1	10.6	9.1	8.6	8.0
Proved and Probable	14.3	13.3	13.7	12.4	10.0

RECYCLE RATIO (OPERATING NETBACK (1)/FD&A COST)

The recycle ratio is a measure for evaluating the effectiveness of a company’s reinvestment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. In 2015, the Company completed significant facilities and equipment investments totalling $96 million including $36 million directly on the Alder Flats Plant. For this reason, recycle ratio information is included for the exploration and development program excluding capital spent directly on the Alder Flats Plant.

As at December 31, 2015	Proved Developed Producing
Operating netback after commodity price risk management contracts ($/boe) (1)	$11.30
Recycle ratio (excluding deep-cut gas plant capital)	1.2 x

Operating netback before commodity price risk management contracts ($/boe) (1)	$10.83
Recycle ratio (excluding deep-cut gas plant capital)	1.1 x

(1) Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. (See Non-GAAP Measures)

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	7

RESERVES SUMMARY

Reserves included herein are stated either on a company interest basis (working interest plus royalty interests prior to deduction of royalty burdens), a gross (working interest excluding royalty interests and burdens) or a net (working interest plus royalty interest less royalty burdens) basis as defined in NI 51-101. “Company interest” is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers’ estimates of company interest reserves.

At December 31, 2015 the Company’s 2P Company interest reserves as evaluated by Sproule, using forecast prices and costs, were 223,116 mboe, a decrease of 11% compared to 250,098 mboe at December 31, 2014; total 1P Company interest reserves were 143,845 mboe, a decrease of 11% compared to 161,448 mboe at December 31, 2014. By commodity type, natural gas made up 68% and oil and natural gas liquids 32% of total 2P reserves. In addition to the information disclosed herein, more detailed information on the Company's reserves are included in the Company's Annual Information Form.

Reserves, at December 31, 2015, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Working Interest Reserves (1) (Gross)

Forecast Prices and Costs

	As at Dec. 31, 2015					As at Dec. 31, 2014
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	258,571	26	5,247	15,033	63,401	74,016
Developed non-producing	5,033	80	58	257	1,234	1,647
Undeveloped	326,164	108	6,291	18,102	78,861	84,926
Total proved	589,769	213	11,596	33,392	143,496	160,589
Probable	323,622	230	5,534	19,432	79,133	88,277
Total proved plus probable	913,391	443	17,130	52,824	222,629	248,866

(1) “Working Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties. Also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.

(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Summary of Oil and Gas Net Reserves (1) (Net)

Forecast Prices and Costs

	As at Dec. 31, 2015					As at Dec. 31, 2014
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	219,181	25	4,480	10,661	51,696	57,796
Developed non-producing	4,333	65	48	187	1,022	1,343
Undeveloped	289,277	93	5,376	14,248	67,930	68,953
Total proved	512,790	183	9,904	25,097	120,648	128,091
Probable	276,981	188	4,553	14,661	65,565	69,158
Total proved plus probable	789,771	371	14,458	39,757	186,214	197,249

(1) "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.

(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	8

TAX POOLS

At December 31, 2015, the Company had approximately $1.7 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	2015	2014
Intangible resource pools:
Canadian exploration expenses	100	118,000	116,700
Canadian development expenses	30	825,500	758,700
Canadian oil and gas property expenses	10	193,100	207,900
Foreign resource expenses	10	700	800
Alberta Non Capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 100	371,500	367,600
Non capital losses (expire through 2033)	100	151,000	162,300
Financing costs	20 Straight-Line	9,300	14,100
Total Tax Pools		1,685,200	1,644,200

(1) Approximately $298 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year-end, 2015, Sproule had evaluated certain future development opportunities on Company lands including 194 gross (121 net) evaluated future undrilled Mannville horizontal locations and 248 gross (183 net) future undrilled Cardium horizontal locations.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table.

($000s)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2016	111,199	121,301
2017	119,266	174,982
2018	156,420	229,780
2019 and subsequent	379,600	598,576
Undiscounted total	766,485	1,124,639
Discounted @ 10%/yr.	589,589	851,088

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	9

RESERVE REPORT COMMODITY PRICING

The following is a summary of the Consultants' Average Forecast Prices as at January 1, 2016:

	OIL
Year Forecast	WTI Cushing Oklahoma ($US/bbl)	Canadian Light Sweet Crude ($/bbl)	AECO Natural Gas ($/MMBtu)	Butane ($/bbl)	Propane ($/bbl)	Condensate ($/bbl)	Exchange Rate (1) ($US/$Cdn)

2016	44.67	55.89	2.57	38.73	9.76	60.16	0.74
2017	55.20	66.47	3.14	46.91	15.88	70.95	0.77
2018	63.47	73.21	3.47	52.58	24.09	78.05	0.80
2019	71.00	81.35	3.80	59.42	30.49	86.58	0.82
2020	74.77	84.57	3.99	62.81	33.69	90.00	0.83
2021	78.24	87.88	4.13	62.25	34.95	93.46	0.84
2022	81.75	92.01	4.30	68.33	36.45	97.79	0.84
2023	85.37	96.24	4.48	71.46	38.06	102.23	0.84
2024	87.32	98.17	4.60	72.90	38.79	104.29	0.84
2025	88.90	99.94	4.70	74.22	39.50	106.16	0.84
Thereafter	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.

(1) Exchange rates used to generate the benchmark reference prices in this table

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2015, were $2.95/mcf for natural gas, $54.34/bbl for crude oil and condensate, and $14.16/bbl for natural gas liquids (excluding condensate).

RESERVES COMMITTEE

Bellatrix has a reserves committee, comprised of independent board members, that reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators conducted in accordance with the Canadian Oil and Gas Evaluation Handbook and NI 51-101. The evaluations are conducted using all available geological and engineering data. The reserves committee has reviewed the reserves information and approved the reserve report.

Bellatrix Exploration Ltd. 2015 Year End Reserves Release	10

LAND

As at December 31, 2015, Bellatrix had approximately 326,235 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics
	2015	2014
Average working interest
Developed	62%	61%
Undeveloped	72%	74%
Total	67%	68%

Land Holdings (1)
	2015		2014
	Gross	Net	Gross	Net
Developed
British Columbia	8,612	2,428	9,285	2,765
Alberta	457,300	284,002	462,741	282,478
Saskatchewan	13,327	12,720	13,327	12,720
Total	479,239	299,150	485,353	297,962
Undeveloped
British Columbia	98,850	40,212	106,180	47,208
Alberta	347,482	278,291	405,991	330,835
Saskatchewan	8,005	7,732	7,641	7,641
Total	454,337	326,235	519,812	385,685
Developed and Undeveloped
British Columbia	107,462	42,640	115,465	49,973
Alberta	804,782	562,292	868,732	613,313
Saskatchewan	21,332	20,452	20,968	20,361
Total	933,576	625,385	1,005,165	683,647

(1) May not add due to rounding

OPERATIONS OUTLOOK

The operational reliability and competitive cost structure of the Company has never been stronger. The strategic investment in infrastructure including the Alder Flats Plant has structurally improved the operational reliability and cost structure of our business, evidenced by the 28% reduction in fourth quarter 2015 operating costs to $6.87/boe relative to the comparable period in 2014. The investment in infrastructure has structurally reduced transportation costs and royalty rates, enhanced natural gas liquids recoveries, and improved overall reliability of processed production volumes.

Commodity prices for both oil and natural gas currently remain at what we believe are unsustainably low levels. As market supply and demand forces naturally realign, we anticipate this will drive commodity prices to higher levels. Bellatrix remains focused on development of the Spirit River formation, which is one of the lowest supply cost natural gas plays in North America. The Company is favorably positioned with a deep inventory of high rate of return well locations, supported by infrastructure and firm takeaway capacity, to profitably grow when commodity prices improve. Our acreage position in the Spirit River play provides the value enhancing growth platform for our Company as we move through the commodity price cycle.

Bellatrix has maintained an active two rig drilling program leveraging joint venture capital through the majority of the first quarter of 2016 focused on development drilling in the Spirit River play. Approximately 70% of the Company’s first half 2016 capital budget will be invested within the first quarter, which is expected to provide average corporate production in the first six months of 2016 at approximately 39,000 boe/d (midpoint of guidance +/- 500 boe/d).

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”.

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All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

READER ADVISORIES:

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES: This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the Company’s Management Discussion and Analysis for the year ended December 31, 2015 and 2014. Funds flow from operations per share is calculated using the weighted average number of shares for the period. This press release also contains the term of operating netbacks, which is not a recognized measure under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

“Net debt“ is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measures of net debt may not be comparable with the calculation of similar measures for other entities. The adjusted working capital deficiency (excess) is an non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and net debt as calculated by the Company is found in the Company’s Management Discussion and Analysis for the year ended December 31, 2015 and 2014.

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking information and statements that involve various risks, uncertainties and other factors. The use of any of the words “continue“, “believe“, “anticipate“, “position“, “provides“, “will“, “expected“, and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this news release contains forward-looking information including management's assessment of future plans and operations, production forecasts used to calculate reserve life, reserve life calculations, reserves estimates, anticipated additional drilling locations and confidence in offset development drilling locations, the total future capital associated with development of drilling locations and reserves, operational reliability and competitive cost structure of the Company, management’s expectations regarding commodity prices and expected recovery, management’s expectation that it is favorably positioned as a result of its deep inventory of high rate of return well locations, management’s assessment that the Company’s land position in the Spirit River will be value enhancing for the Company, 2016 capital expenditures and expected amount of total program including capital to be invested by various joint venture partners, and 2016 average corporate production. In addition, references to reserves are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimated and assumptions that the reserves described exist in the quantities predicted or estimated. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices; and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in operating the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation and processing; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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